VIA EDGAR

January 12, 2011

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4628

Re:          Encore Energy Partners LP
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-33676

Dear Mr. Horowitz:

The purpose of this letter is to confirm our understanding, based on our phone conversation on January 12, 2011 with Ms. Suying Li, in which the SEC staff has granted us an extension to respond to the questions listed in the SEC’s letter dated December 30, 2010.  The staff has set and we have agreed to provide the requested response letter by January 28, 2011.  The primary reason for our request for additional time is due to management changes occurring in connection with the December 31, 2010 acquisition by Vanguard Natural Gas, LLC (a wholly owned subsidiary of Vanguard Natural Resources, LLC) of all of the member interests in Encore Energy Partners GP LLC, the general partner of Encore Energy Partners LP.

If you have any questions regarding the foregoing response, please contact me at 832-327-2258, or by fax 832-327-2260.

Sincerely,

/s/ Richard A. Robert

Richard A. Robert
Executive Vice President and Chief Financial Officer
Encore Energy Partners GP LLC